May 3, 2016
Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Norwood Financial
Registration Statement on Form S-4
File No. 333-210850

Dear Sir or Madam:

Pursuant to Rule 461 of Regulation C, we hereby request acceleration of the effective date of the above-referenced Registration Statement to May 6, 2016, at 12:00 p.m., Washington, D.C. time, or as soon thereafter as is practicable that the staff of the Commission, acting pursuant to delegated authority, may determine.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James C. Stewart of Jones Walker, LLP at (202) 434-4671 if you have any questions regarding this request.

NORWOOD FINANCIAL CORP.

By:
Lewis J. Critelli
President and Chief Executive Officer
(Duly Authorized Representative)

cc:           James C. Stewart, Esq.
    Jones Walker, LLP